Mail Stop 0510

June 2, 2005

via U.S. mail and facsimile

Toni M. Perazzo
Chief Financial Officer
AeroCentury Corp.
1440 Chapin Avenue, Suite 310
Burlingame, California 94010

	RE:	AeroCentury Corp.
		Form 10- KSB for the fiscal year ended December 31, 2004
		Filed March 11, 2005
		Form 10-QSB for the quarter ended March 31, 2005
		Filed May 12, 2005
		File No. 1-13387

Dear Ms. Perazzo:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should amend your filing and revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the year ended December 31, 2004


Critical Accounting Policies
1. It appears that your disclosure in this section replicates your stated accounting policies included within Note 1 to your consolidated financial statements. Please revise your critical accounting policies to provide a discussion of the uncertainties involved at a given time in arriving at critical estimates or the variability that is reasonably likely to result from the application over time. Specifically, address the
* types of assumptions underlying the most significant and subjective estimates;
* sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* circumstances that have resulted in revised assumptions in the past.

      Refer to Financial Reporting Policy 60 and Rule 33-8098 for guidance.

Note 1 (c) Aircraft and Aircraft Engines Held for Lease and Held for
Sale
2. We note that your aircraft`s estimated economic life is generally assumed to be twelve years from date of acquisition. Expand this policy or your discussion within your critical accounting policies to explain why you assume the estimated economic life of your aircraft to be twelve years from date of acquisition.

Note 1 (f) Maintenance Reserves and Accrued Costs and Security
Deposits
3. We note that maintenance reserves which are non-refundable to the lessee at the end of the lease may be retained by the company if such amounts are necessary to meet the return conditions specified in the lease.

We note that with regard to maintenance reserves which are non-refundable you evaluate the adequacy of the remaining reserves in light of maintenance to be performed as a result of hours flown at that at the time the aircraft is returned by the lessee. At that time, any excess is recorded as income. Tell us basis for this accounting. Tell us why it is not more appropriate to reduce the reserve by the actual amount of maintenance expense you incur to meet the return conditions specified in the lease and then record any remaining reserves into income.

Disclose for each period presented the amount of non-refundable reserves taken into income.

4. We note that it is your policy to accrue maintenance costs in advance of your planned maintenance activity. In accordance with EITF D-88, disclose the types of costs subject to this policy and provide a roll forward of your accrued maintenance costs for each period presented.

Note 2 Aircraft and Aircraft Engines Held for Lease
5. We note that the leases for two of your Fokker 50 and one of your
Shorts SD 3-60 aircraft were amended to defer a portion of rent
and
maintenance reserves during the second half of 2004 to 2005.
Expand
your disclosure to clarify why these leases were amended. Also disclose the amount of receivables related to these lessees and indicate whether they are recoverable.
6. We note that you recorded a provision for impairment of approximately $463,000 for one of your aircraft. Disclose the events or changes in circumstances that indicated that the carrying amount
of your aircraft was not recoverable.   Refer to paragraph 26a of
SFAS 144.

Note 9 Income Taxes
7. We note that no valuation allowance is deemed necessary because you anticipate generating adequate future taxable income to realize the benefits of all deferred tax assets on the balance sheet. Please confirm and revise your disclosure to clarify that it is more likely than not that all of your deferred tax assets will be realized. Refer to paragraph 17e if SFAS 109.

Item 8A. Controls and Procedures
8. Please amend your Form 10-KSB and subsequent Form 10-QSB to specifically state whether your disclosure controls and procedures are effective or ineffective. In this regard, you should not say
"subject to the limitation noted above".

We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...are effective to ensure that material information relating to the Company and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e)
and 15d-15(e) of the Exchange Act.  As such,

* please confirm to us, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure; and confirm that you will comment on the full definition of disclosure controls and procedures` effectiveness in future filings or simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.


Form 10-QSB for the Quarter ended March 31, 2005


Management`s Discussion and Analysis - Cash Flow- Operating
Activities
9. You indicate that your cash flows from operations for the three months ended March 31, 2005 versus 2004 increased by approximately $4,238,000. Based on your cash flow statements it appears your cash flows from operating activities decreased from a $579,330 source of cash to a $682,930 use of cash. Please reconcile this apparent discrepancy.


*    *    *    *


      As appropriate, please amend your December 31, 2004 Form 10-KSB and March 31, 2005 Form 10-QSB and respond to these comments within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Jeanne Baker at (202) 551-3691, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



								Nili Shah
								Branch Chief


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Ms. Perazzo
AeroCentury Corp.
June 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE